Exhibit 99.2

Fourth Quarter report 2014

Eksportfinanas ASA

Financial highlights 3

Comments from the CEO 4

Report from the board of directors 4

Results 4

Balance sheet 6

Export lending 6

Local government lending 6

Securities 6

Funding 6

Liquidity 6

Regulatory framework 7

Events after the balance sheet date 8

Prospects for 2015 8

Condensed statement of comprehensive income 9

Condensed balance sheet 10

Condensed statement of changes in equity 11

Condensed cash flow statement 12

Notes to the condensed financial statements 13

Report on review of interim financial information 28

Responsibility statement 29

Cover photo: Rune Rimmereide Nilsen (Glittertind, Norway)

Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Unaudited

Financial highlights

The information for the fourth quarters and the years ended December 31, 2014 and 2013 is unaudited.

Fourth quarter The year

(NOK million) 2014 2013 2014 2013

Net interest income 120 172 461 697

Total comprehensive income 1) (95) (1,616) (4,314) (4,850)

Return on equity 2) (4.9%) (50.2%) (43.5%) (33.4%)

Net return on average assets and liabilities 3) 0.42% 0.54% 0.36% 0.46%

Net operating expenses / average assets 4) 0.20% 0.10% 0.18% 0.12%

Total assets 85,629 100,793 85,629 100,793

Loans outstanding 5) 39,174 58,568 39,174 58,568

Public sector borrowers or guarantors 6) 35.4% 33.2% 35.4% 33.2%

Core capital ratio 7) 24.3% 36.8% 24.3% 36.8%

Capital ratio 7) 24.4% 38.1% 24.4% 38.1%

Exchange rate NOK/USD 8) 7.4332 6.0837 7.4332 6.0837

Definitions

1) Total comprehensive income for the period includes net losses on financial instruments at fair value which amount to NOK 6,070 million for the year ended 2014 compared to net losses of NOK 7,379 million for the year ended 2013. For the fourth quarter of 2014 net losses on financial instruments at fair value amount to NOK 99 million compared to net losses on financial instruments at fair value of NOK 2,440 million in the fourth quarter of 2013.

2) Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance).

3) Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).

4) Net operating expenses (salaries and other administrative expenses + depreciation + other expenses— other income)/average assets (average of opening and closing balance).

5) Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see notes 4, 5 and 6 to the accompanying unaudited condensed financial statements.

6) The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.

7) The core capital ratio and the capital ratio are lower at year-end 2014 compared to 2013 due to the introduction of new capital regulations reflecting CRD IV, implemented by the Norwegian Financial Supervisory Authority as of September 30, 2014.

8) Exchange rate at balance sheet date.

Fourth quarter report 2014 3

Comments from the CEO

Photo: Sturlason

Geir Bergvoll became president and CEO of Eksportfinans in November 2014 after having been chairman of the board since 2008.

2014 was a good year for Eksportfinans with satisfactory financial results and good solidity.

Eksportfinans has a dedicated and highly-skilled staff and experienced very low turn-over in 2014. The relations with Eksportfinans’ major stakeholders continue to be positive and constructive.

Going forward, the company will continue to actively manage its existing portfolio of assets, liabilities and other commitments with ongoing focus on solidity, liquidity and stable operations.

Eksportfinans enters 2015 with an upgraded credit rating of BBB-/Positive Outlook from Standard & Poor’s, published on December 5, 2014.

Report from

the board of directors

Results

Fourth quarter 2014

Eksportfinans performed in line with expectations in the fourth quarter of 2014.

Due to the lower level of interest generating assets, combined with reduced margins on investments, earnings in this quarter were lower than for the same period in 2013. Net interest income amounted to NOK 120 million in the period, compared to NOK 172 million in the fourth quarter of 2013.

Total comprehensive income was negative NOK 95 million for the fourth quarter of 2014. The comparable figure was negative NOK 1,616 million for the fourth quarter of 2013. The negative figures both years were due to the reversal of previously unrealized gains on Eksportfinans’ own debt (as explained in the section “Net other operating income”).

Financial year 2014

Net interest income was NOK 461 million in 2014 compared to NOK 697 million in 2013. The lower net interest income in 2014 was a result of the lower level of interest generating assets together with reduced margins on investments in 2014.

The net return on average assets and liabilities (see “Financial highlights” on page 3) was 0.36 percent for 2014, compared to 0.46 percent for 2013.

Profit/(loss) for the year

Total comprehensive income for 2014 was negative NOK 4,314 million, compared to negative NOK 4,850 million for 2013. The negative figures were primarily due to the reversal of previously unrealized gains to unrealized losses on Eksportfinans’ own debt.

Fourth quarter report 2014 4

Table 1: Non-IFRS profit for the period

(NOK million)	Fourth quarter 2014	Fourth quarter 2013	The year 2014	The year 2013
Comprehensive income according to IFRS	(95)	(1,616)	(4,314)	(4,850)
Net unrealized losses/(gains)	85	2,459	6,017	7,354
Unrealized gains/(losses) related to Iceland [1]	(10)	255	(7)	276
Realized losses/(gains) hedged by the Portfolio Hedge Agreement (PHA) [2]	0	0	0	0
Tax effect of the items above	36	(838)	(1,566)	(2,214)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	16	261	130	566
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA [3]	0.9%	14.5%	1.8%	8.0%

1) Reversal of previously recognized loss (at exchange rates applicable at reporting date).
2) Securities have been sold with realized gains/losses. These gains and losses are covered by the PHA, and will be settled according to that agreement. Eksportfinans therefore believes it is useful for investors to present this non-IFRS profit figure with such gains/losses excluded due to the economic arrangements under, and the accounting impacts of, the PHA.
3) Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

Return on equity was negative 43.5 percent for 2014, compared to negative 33.4 percent for 2013. This was also due to the debt-related reversal of previously unrealized gains to unrealized losses described above.

Table 1 above shows the calculation of the non-IFRS measure of profit excluding unrealized gains and losses on financial instruments and realized losses hedged by the Portfolio Hedge Agreement ("PHA"), and the corresponding return on equity. This calculation may be of interest to investors because it allows assessment of the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans' own debt.

Profit excluding unrealized gains and losses and excluding realized losses hedged by the PHA amounted to NOK 130 million in 2014. This was a decrease of NOK 436 million compared to 2013. The main reasons for this decrease are the reduced net interest income, the high income booked in the fourth quarter of 2013 due to an Icelandic High Court ruling in Eksportfinans favour, combined with high pension expenses in 2014. The latter is mainly due to reduced discount rates on pension obligations, shown in "Other comprehensive income" in the accompanying condensed statement of comprehensive income on page 9.

Net other operating income

Net other operating income was negative NOK 6,060 million for 2014 compared to negative NOK 7,376 million for 2013.

These negative figures are primarily due to large fluctuations in the market prices of Eksportfinans' own debt. These prices fell in late 2011, and have since recovered considerably, leading to unrealized losses for the company. In 2014, unrealized losses (reversal of unrealized gains) on Eksportfinans' own debt amounted to NOK 9,313 million compared to unrealized losses (reversal of unrealized gains) of NOK 13,881 million in 2013 (see note 2 to the accompanying unaudited condensed financial statements). Net of derivatives, this resulted in an unrealized loss of NOK 6,023 million in 2014 (whereof around NOK 6.0 billion is due to credit spread effects), compared to an unrealized loss of NOK 7,708 million in 2013 (see note 15 to the accompanying unaudited condensed financial statements).

The cumulative unrealized gain on Eksportfinans' own debt, net of derivatives, is NOK 2,310 million as of December 31, 2014 (whereof around NOK 2.3 billion is due to credit spread effects), compared to NOK 8,334 million

Fourth quarter report 2014 5

as of December 31, 2013.

Total operating expenses

Total operating expenses amounted to NOK 180 million in 2014, compared to NOK 165 million in 2013. Aside from high litigation expenses, which are not expected to continue, the underlying level of operating expenses remained stable.

The key ratio of net operating expenses in relation to average assets was 0.18 percent in 2014, compared to 0.12 percent in 2013. This increase is again due to litigation expenses, combined with the lower average assets in 2014 compared to 2013.

Balance sheet

Total assets amounted to NOK 85.6 billion at December 31, 2014, compared to NOK 100.8 billion at December 31, 2013. The reduction was mainly due to the limitations on new lending business since November 18, 2011 and repayments on the current debt portfolio.

Outstanding bond debt was NOK 66.4 billion at

December 31, 2014, compared to NOK 75.8 billion at December 31, 2013.

The capital ratio was 24.4 percent at December 31, 2014, compared to 38.1 percent at December 31, 2013. The core capital ratio was 24.3 percent at December 31, 2014, compared to 36.8 percent at December 31, 2013. These decreases in the capital ratios were due to the new capital regulations reflecting CRD IV, implemented by the Norwegian Financial Supervisory Authority (“FSA”) as of September 30, 2014. The company’s estimate of its core capital ratio at December 31, 2014 according to the capital regulations prior to the implementation of CRD IV was 45 percent. The reasons for the decrease under the CRD IV regulations are changed risk weights on financial institutions, affecting mainly Eksportfinans’ bank guaranteed loans and securities, as well as the CVA (Credit Valuation Adjustment) charge on financial derivatives.

Export lending

Eksportfinans actively manages a considerable portfolio of export loans. The volume of outstanding export loans was NOK 36.1 billion at December 31, 2014, compared to NOK 51.6 billion at December 31, 2013.

Local government lending

Eksportfinans’ involvement in local government lending totaled NOK 3.0 billion at December 31, 2014, compared to NOK 6.9 billion at December 31, 2013.

Securities

The total securities portfolio was NOK 28.0 billion at December 31, 2014, compared to NOK 26.5 billion at December 31, 2013.

The securities portfolio consists of two different sub-portfolios. The first is subject to the PHA with Eksportfinans’ shareholders which has been in place since February 29, 2008 (the “PHA portfolio”), and the second is maintained for the purpose of liquidity (referred to herein as the “liquidity reserve portfolio”).

The fair value of the PHA portfolio was NOK 6.9 billion at December 31, 2014, compared to NOK 7.5 billion at December 31, 2013. The PHA portfolio will largely be held to maturity. For further information on the PHA see Note 14 to the accompanying unaudited condensed financial statements and the company’s annual report on Form 20-F for the fiscal year ended December 31, 2013, (filed with the Securities and Exchange Commission on April 29, 2014, as amended on October 2, 2014).

The fair value of the liquidity reserve portfolio was NOK 21.1 billion at December 31, 2014, compared to NOK 18.9 billion at December 31, 2013.

Funding

As foreseen, Eksportfinans did not have the need to seek new funding from the markets during 2014.

Liquidity

As at December 31, 2014, Eksportfinans had liquidity reserves totaling NOK 34.0 billion, consisting of the liquidity reserve portfolio of NOK 21.1 billion, the PHA portfolio of NOK 6.9 billion and cash equivalents of NOK 6.0 billion.

Fourth quarter report 2014 6

The company manages liquidity risk both through matching maturities for assets and liabilities and through stress-testing for the short and medium term.

A maturity analysis of financial liabilities based on both contractual and expected maturities is included in note 16 of the accompanying unaudited condensed financial statements.

Table 2 below shows cumulative liquidity, as measured by short-term liquidity as of December 31, 2014, plus (i) the amounts of maturing loans and investments and minus (ii) the amounts of maturing bond debt, based on estimated maturities. For structured bond issues with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. For the figures in the table, call and trigger dates as estimated in models are applied in the classification of the maturities.

During 2014, the liquidity position has been affected by foreign exchange rate conversions and adverse movements in key market risk factors, primarily on the debt portfolio. In the fourth quarter of 2014, movements in the JPY/USD exchange rate led to shorter estimated maturities on the structured bond portfolio. Market developments have been within the scenarios covered in the company's liquidity planning activities and liquidity reserves together with cash inflows from the lending portfolio are expected to cover anticipated liquidity needs going forward. In addition to the liquidity shown below, the company has a non-committed Repo facility with DNB Bank ASA and a committed USD 1 billion credit line with three major owner banks which has not been utilized.

Regulatory framework

In 2012, related to regulations concerning the calculation of exposures to a single client, the Norwegian FSA granted extended time limits for loans which would otherwise have been in breach of the regulations. The exemption remained for one loan at December 31, 2014, and will stay in place until the loan has reached the regulatory level through scheduled repayments of principal.

Table 2: Estimated cumulative liquidity

(NOK billion)	Estimated debt maturing [3]	Estimated loan receivables maturing [4]	Estimated investments maturing [5]	Estimated cumulative liquidity [6]
Short-term liquidity at Dec 31, 2014 [1]				27.1
2015	19.8 [2]	9.9	1.4	18.7
2016	27.1	11.3	1.5	4.3
2017	9.9	5.1	1.6	1.1
2018	2.7	3.4	0.4	2.3
2019	2.6	3.2	0.3	3.3
2020	0.8	2.2	0.4	5.1
2021	2.9	1.2	0.3	3.7
2022	0.5	0.8	0.3	4.4
2023	0.6	0.5	0.3	4.6
2024	0.4	0.4	0.2	4.8
Thereafter	1.9	1.1	0.6	4.5
Total	69.1	39.1	7.4	

1) Short-term liquidity is comprised of the sum of the Liquidity Reserve Portfolio (at fair value) and deposits
2) Includes the principal of JPY 15 billion (approximately NOK 932 million at exchange rates applicable at Dec 31, 2014) subordinated debt maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations
3) Principal amount of own debt securities. The column includes single- and multi-callable issues. Includes principal cash flows of derivatives economically hedging structured bond debt. For the structured bond debt with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations
4) Represents principal amount of loan receivables
5) Represents principal amount of investments in the PHA portfolio
6) Represents estimated cumulative liquidity at year-end (calculated as the amount at prior period end minus estimated long-term debt maturing during period plus estimated loans receivable and long-term investments maturing during the period) except for the first row which states the actual liquidity at December 31, 2014

Fourth quarter report 2014 7

Events after

the balance sheet date

In 2013 the Icelandic Supreme Court confirmed that Eksportfinans had a first priority claim against Glitnir Banki HF. Since then, in accordance with exchange controls applied by the Icelandic central bank, an amount of ISK 2 billion has been frozen in an escrow account in Iceland. On February 10, 2015, Eksportfinans participated in an auction administered by the Icelandic central bank for exchanging said ISK to EUR. The auction exchange rate was set at 200. This will give an estimated profit of around NOK 30 million in the 2015 accounts.

Prospects for 2015

The board expects the balance sheet to reduce further in 2015 due to maturing debt. Along with expected reduced margins on investments this is expected to contribute to a reduction in the company’s income in 2015 and beyond. Furthermore, accumulated unrealized gains due to price fluctuations of Eksportfinans’ own debt after November 18, 2011, will continue to be reversed as unrealized losses in the future. As of December 31, 2014, the cumulative unrealized gain on Eksportfinans’ own debt, net of derivatives, is NOK 2,310 million.

Eksportfinans will continue to pursue its strategy of actively managing its loan portfolio and other assets and liabilities going forward. The company enters the year with a solid capital base and adequate liquidity reserves. Developments in the international capital markets will be followed closely with special attention to key risk factors in order to assess and mitigate adverse impacts on the company’s balance sheet and liquidity.

Oslo, February 13, 2015

EKSPORTFINANS ASA

The board of directors

Fourth quarter report 2014 8

Condensed statement of comprehensive income

The information for the three months ended December 31, 2014 and 2013 are unaudited. The information as of and for the years ended December 31, 2014 and December 31, 2013 are derived from the company’s audited consolidated financial statements as of and for the years ended December 31, 2014 and December 31, 2013.

Fourth quarter Full year

(NOK million) 2014 2013 2014 2013 Note

Interest and related income 525 667 2,261 3,101

Interest and related expenses 405 495 1,800 2,404

Net interest income 120 172 461 697

Net commissions related to banking services 0 0 2 2

Net gains/(losses) on

financial instruments at fair value (99) (2,440) (6,070) (7,379) 2,15

Other income 3 0 12 5

Net other operating income/(loss) (96) (2,440) (6,060) (7,376)

Total operating income 24 (2,268) (5,599) (6,679)

Salaries and other administrative expenses 39 58 154 138

Depreciations 4 5 16 18

Other expenses 4 3 10 9

Total operating expenses 47 66 180 165

Pre-tax operating loss (23) (2,334) (5,779) (6,844)

Taxes 51 (731) (1,506) (1,996)

Loss for the period (74) (1,603) (4,273) (4,849)

Other comprehensive income * (21) (13) (41) (1)

Total comprehensive income (95) (1,616) (4,314) (4,850)

* Items that will not be reclassified to profit or loss

The accompanying notes are an integral part of these condensed financial statements.

Fourth quarter report 2014 9

Unaudited

Condensed balance sheet

(NOK million) Dec 31,

2014 Dec 31,

2013 Note

Loans due from credit institutions 1) 12,370 17,704 4,6,7

Loans due from customers 2) 33,372 47,363 5,6,7

Securities 27,991 26,462 8

Financial derivatives 7,071 5,500

Intangible assets 4 5

Property, equipment and investment property 217 213 9

Other assets 4,604 3,546 10

Total assets 85,629 100,793

Bond debt 3) 66,413 75,843 11

Financial derivatives 5,129 5,145

Taxes payable 372 0

Deferred tax liabilities 229 2,124

Other liabilities 4,600 4,607 12

Provisions 161 97

Subordinated debt 965 902

Total liabilities 77,869 88,718

Share capital 2,771 2,771

Reserve for unrealized gains 1,043 5,349

Other equity 3,946 3,955

Total shareholders’ equity 7,760 12,075

Total liabilities and shareholders’ equity 85,629 100,793

1) Of NOK 12,370 million at December 31, 2014, NOK 12,180 million is measured at fair value through profit or loss and NOK 190 million is measured at amortized cost. Of NOK 17,704 million at December 31, 2013, NOK 17,497 million is measured at fair value through profit or loss and NOK 207 million is measured at amortized cost.

2) Of NOK 33,372 million at December 31, 2014, NOK 15,207 million is measured at fair value through profit or loss and NOK 18,165 million is measured at amortized cost. Of NOK 47,363 million at December 31, 2013, NOK 25,390 million is measured at fair value through profit or loss and NOK 21,973 million is measured at amortized cost.

3) Of NOK 66,413 million at December 31, 2014, NOK 47,838 million is measured at fair value through profit or loss and NOK 18,575 million is measured at amortized cost. Of NOK 75,843 million at December 31, 2013, NOK 53,265 million is measured at fair value through profit or loss and NOK 22,578 million is measured at amortized cost.

The accompanying notes are an integral part of these condensed financial statements.

Fourth quarter report 2014 10

Unaudited

Condensed statement of changes in equity

(NOK million)	Share capital	Share premium reserve [2]	Reserve unrealized gains [1]	Other equity	Total equity
Equity at January 1, 2013	2,771	177	10,713	3,264	16,925
Share premium reserve [2]	0	(177)	0	177	0
Actuarial gains/(losses)					
and other comprehensive income	0	0	0	(1)	(1)
Profit/(loss) for the period	0	0	(5,364)	515	(4,849)
Equity at December 31, 2013	**2,771**	**0**	**5,349**	**3,955**	**12,075**
Equity at January 1, 2014	2,771	0	5,349	3,955	12,075
Actuarial gains/(losses)					
and other comprehensive income	0	0	0	(41)	(41)
Profit/(loss) for the period	0	0	(4,306)	32	(4,273)
Equity at December 31, 2014	**2,771**	**0**	**1,043**	**3,946**	**7,760**

1) Restricted equity that cannot be paid out to the owners without a shareholder resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian Law.
2) As per July 1, 2013, the Public Limited Companies Act under Norwegian Law states that share premium reserve no longer is to be classifies as restricted equity that cannot be paid out to owners without a shareholder resolution to reduce the share capital.

The accompanying notes are an integral part of these condensed financial statements.

Fourth quarter report 2014 11

Unaudited

Condensed cash flow statement

The year

(NOK million) 2014 2013

Pre-tax operating profit/(loss) (5,779) (6,844)

Provided by operating activities:

Accrual of contribution from the Norwegian government (169) (62)

Unrealized losses/(gains) on financial instruments at fair value 6,017 7,354

Depreciation 16 18

Principal collected on loans 23,438 33,247

Purchase of financial investments (trading) (22,775) (27,506)

Proceeds from sale or redemption of financial investments (trading) 22,713 44,752

Contribution paid by the Norwegian government 337 322

Taxes paid (1) (318)

Changes in:

Accrued interest receivable 96 491

Other receivables (730) 2,981

Accrued expenses and other liabilities (910) (4,743)

Net cash flow from operating activities 22,253 49,692

Proceeds from sale or redemption of financial investments 1,010 3,167

Net cash flow from financial derivatives 7,197 1,112

Purchases of fixed assets (18) (24)

Net proceeds from sales of fixed assets 0 4

Net cash flow from investing activities 8,189 4,259

Change in debt to credit institutions 2 (5,031)

Principal payments on bond debt (31,809) (52,170)

Repayment of subordinated debt 0 (503)

Net cash flow from financing activities (31,807) (57,704)

Net change in cash and cash equivalents *) (1,365) (3,753)

Cash and cash equivalents at beginning of period 6,254 9,265

Effect of exchange rates on cash and cash equivalents 1,124 742

Cash and cash equivalents *) at end of period 6,013 6,254

*) Cash equivalents are defined as bank deposits with maturity less than three months.

The accompanying notes are an integral part of these condensed financial statements.

Fourth quarter report 2014 12

Unaudited

Notes to the accounts

1. Accounting policies

Eksportfinans' fourth quarter condensed interim financial statements have been presented in accordance with International Financial Reporting Standards (**IFRS**), in line with IFRS as adopted by the European Union (**EU**). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements (including information as of and for the year ended December 31, 2013) are the same as those applied in Eksportfinans' annual financial statements of 2013. Those financial statements were approved for issue by the Board of Directors on March 28, 2014 and included in the company's Annual Report on Form 20-F for the year-end December 31, 2013. These policies have been consistently applied to all the periods presented.

The information for the three months and twelve months ended December 31, 2014 and 2013 is unaudited. The information as of and for the year ended December 31, 2013 is derived from the company's audited consolidated financial statements as of and for the year ended December 31, 2013.

2. Net gains/(losses) on financial instruments at fair value

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Fourth quarter		The year	
(NOK million)	2014	2013	2014	2013
Securities held for trading	7	13	14	18
Securities designated				
as at fair value at initial recognition	0	0	0	24
Financial derivatives	(18)	(15)	(63)	(117)
Other financial instruments at fair value [1]	(2)	21	(4)	50
Net realized gains/(losses)	**(13)**	**19**	**(53)**	**(25)**
Loans and receivables [2]	(3)	267	(6)	278
Securities [3]	(102)	94	416	197
Financial derivatives [4]	1,371	2,150	2,880	6,058
Bond debt [5] [6]	(1,360)	(4,962	(9,313)	(13,845)
Subordinated debt and capital contribution				
securities [5] [6]	3	(8)	0	(36)
Other	5	0	6	(7)
Net unrealized gains/(losses)	**(86)**	**(2,459)**	**(6,017)**	**(7,354)**
Net realized and unrealized gains/(losses)	**(99)**	**(2,440)**	**(6,070)**	**(7,379)**

1) Realized gains related to the Glitnir trial are included with NOK 17 mill as of December 31, 2013.
2) Reversed previous loss related to the Glitnir trial, is included with a gain of NOK 264 mill as of December 31, 2013.
3) Net unrealized gains/(losses) on securities

	Fourth quarter		The year	
(NOK million)	2014	2013	2014	2013
Securities held for trading	(22)	108	442	209
Securities designated				
as at fair value at initial recognition	(80)	(14)	(26)	(12)
Total	**(102)**	**94**	**416**	**197**

4) The Portfolio Hedge Agreement entered into in March 2008, further described in note 15 of this report, is included with a loss of NOK 383 million as of December 31, 2014 and a loss of NOK 295 million as of December 31, 2013.
5) In 2014, Eksportfinans had an unrealized loss of NOK 9,313 million (loss of NOK 13,881 million in the corresponding period of 2013) on its own debt. Net of derivatives this amount is an unrealized loss of NOK 6,023 million (loss of NOK 7,708 million in 2013).

Fourth quarter report 2014 13

Unaudited

6) In 2014, Eksportfinans had an unrealized loss of NOK 1,101 million of financial liabilities classified as level 2 in the fair value hierarchy (loss of NOK 1,959 million in the corresponding period of 2013). Of financial liabilities classified as level 3 in the fair value hierarchy, Eksportfinans had a loss of NOK 8,312 million (loss of NOK 11,921 million in the same period of 2013).

See note 15 for a presentation of the above table including effects from economic hedging.

3. Capital adequacy

Capital adequacy is calculated in accordance with the CRD IV regulations in force from the Financial Supervisory Authority of Norway. These regulations were implemented as of September 30, 2014. The company has adopted the standardized approach to capital requirements. The CRD IV regulations decreases the company's capital ratio, due to changed risk weights on financial institutions, affecting mainly Eksportfinans' bank guaranteed loans and securities, as well as the CVA (Credit Valuation Adjustment) charge on financial derivatives.

Risk-weighted assets and off-balance sheet items

(NOK million)	Dec 31, 2014		Dec 31, 2013	
	Book value	Risk-weighted value	Book value	Risk-weighted value
Total assets	85,629	22,213	100,793	13,716
Off-balance sheet items		70		23
Operational risk		1,847		2,315
Total currency risk		546		362
Total risk-weighted value		**24,677**		**16,416**

The company's regulatory capital

(NOK million and in percent of risk-weighted value)	Dec 31, 2014		Dec 31, 2013	
Core capital [1]	5,987	24.3 %	6,040	36.8 %
Additional capital [2]	37	0.1 %	220	1.3 %
Total regulatory capital [3]	**6,024**	**24.4 %**	**6,260**	**38.1 %**

1) Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations.
2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.
3) These decreases in the capital ratios were due to the new capital regulations reflecting CRD IV, implemented by the Norwegian FSA as of September 30, 2014. The company's estimate of its core capital ratio at December 31, 2014 according to the capital regulations prior to the implementation of CRD IV is 45 percent. The reasons for the decreases under the CRD IV regulations are changed risk weights on financial institutions, affecting mainly Eksportfinans' bank guaranteed loans and securities, as well as the CVA (Credit Valuation Adjustment) charge on financial derivatives.

4. Loans due from credit institutions

(NOK million)	Dec 31, 2014	Dec 31,2013
Cash equivalents [1]	6,013	6,254
Other bank deposits and claims on banks [3]	173	(229)
Loans to other credit institutions, nominal amount (also included in note 6) [2]	6,268	11,765
Accrued interest on loans and unamortized premium/discount on purchased loans	(68)	(80)
Adjustment to fair value on loans	(16)	(6)
Total	**12,370**	**17,704**

Fourth quarter report 2014 14

Unaudited

1) Cash equivalents are defined as bank deposits with maturity of less than three months.

2) The company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 4,770 million at December 31, 2014 and NOK 5,251 million at December 31, 2013.

3) Due to temporary payment variations.

5. Loans due from customers

(NOK million) Dec 31, 2014 Dec 31,2013

Loans due from customers,

nominal amount (also included in note 6) 32,906 46,803

Accrued interest on loans and unamortized premium/discount

on purchased loans 398 474

Adjustment to fair value on loans 68 86

Total 33,372 47,363

6. Total loans due from credit institutions and customers

Nominal amounts related to loans due from credit institutions (note 4) and customers (note 5), respectively.

(NOK million) Dec 31, 2014 Dec 31,2013

Loans due from credit institutions 6,268 11,765

Loans due from customers 32,906 46,803

Total nominal amount 39,174 58,568

Commercial loans 21,333 36,967

Government-supported loans 17,841 21,601

Total nominal amount 39,174 58,568

Capital goods 10,112 13,678

Ships 17,443 21,630

Export-related and international activities *) 8,535 16,322

Direct loans to Norwegian local government sector 2,345 3,513

Municipal-related loans to other credit institutions 700 3,388

Loans to employees 39 37

Total nominal amount 39,174 58,568

*) Export-related and international activities consist of loans to the following categories of borrowers:

(NOK million) Dec 31, 2014 Dec 31,2013

Shipping 2,934 3,446

Renewable energy 1,950 4,994

Infrastructure 977 1,289

Banking and finance 626 2,684

Oil and gas 485 596

Real estate management 995 849

Consumer goods 450 1,831

Environment 118 632

Other categories 0 1

Total nominal amount 8,535 16,322

Fourth quarter report 2014 15

Unaudited

7. Loans past due or impaired

(NOK million) Dec 31, 2014 Dec 31,2013

Interest and principal installment 1-30 days past due 0 1

Not matured principal on loans

with payments 1-30 days past due 0 0

Interest and principal installment 31-90 days past due 0 18

Not matured principal on loans

with payments 31-90 days past due 0 106

Interest and principal installment

more than 90 days past due 212 112

Not matured principal on loans

with payments more than 90 days past due 329 86

Total loans past due 541 323

Relevant collateral or guarantees received *) 440 230

Fair value adjustment on loans past due 66 58

Impairments on loans measured at amortized cost 0 0

*) A total of NOK 101 million relates to exposure towards Icelandic banks as of December 31, 2014 and NOK 94 million as of December 31, 2013, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value’. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the company considers all other loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 440 million, the Norwegian government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 94 percent of the amounts in default. The remaining 6 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.

8. Securities

(NOK million) Dec 31, 2014 Dec 31,2013

Trading portfolio 26,292 24,085

Other securities at fair value through profit and loss 1,699 2,377

Total 27,991 26,462

9. Property, equipment and investment property

(NOK million) Dec 31, 2014 Dec 31,2013

Buildings and land in own use 130 131

Investment property 79 73

Total buildings and land 209 204

Other fixed assets 8 9

Total fixed assets and investment property 217 213

Fourth quarter report 2014 16

Unaudited

10. Other assets

(NOK million) Dec 31, 2014 Dec 31,2013

Settlement account 108 Agreement 182 474

Cash collateral provided 3,181 2,927

Collateral deposit * 1,115 0

Other 126 145

Total other assets 4,604 3,546

*The Collateral deposit relates to a USD 150 million deposit of collateral for the benefit of Citibank N.A. to cover Eksportfinans’ day to day settlement activity. This amount can be adjusted up or down depending on settlement activity of Eksportfinans. The deposit shall stay in place while any secured obligations are in place. Citibank is entitled to at any time without prior notice to Eksportfinans to set-off or transfer all or part of the Deposit in or towards satisfaction of all or any part of the secured obligations. The agreement was entered in 2014.

11. Bond debt

(NOK million) Dec 31, 2014 Dec 31,2013

Bond debt 66,157 84,954

Adjustment to fair value on debt (607) (9,920)

Accrued interest 863 809

Total bond debt 66,413 75,843

12. Other liabilities

(NOK million) Dec 31, 2014 Dec 31,2013

Grants to mixed credits 44 47

Cash collateral received 4,508 4,450

Other short-term liabilities 48 110

Total other liabilities 4,600 4,607

13. Segment information

The company is divided into three business areas: Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans extended directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The company also has a treasury department responsible for the day to day risk management and asset and liability management. Income and expenses related to treasury are divided between the three business areas.

Fourth quarter report 2014 17

Unaudited

Income and expenses divided between segments

	Export lending		Municipal lending		Securities	
	The year		The year		The year	
(NOK million)	2014	2013	2014	2013	2014	2013
Net interest income [1]	**312**	**446**	**45**	**62**	**104**	**189**
Commissions and income related to banking services [2]	0	0	0	0	0	0
Commissions and expenses related to banking services [2]	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value [3]	(11)	300	0	0	(46)	(42)
Income/expense allocated by volume [4]	(27)	(3)	(3)	(1)	(20)	(2)
Net other operating income	**(38)**	**297**	**(3)**	**(1)**	**(66)**	**(44)**
Total operating income	**274**	**743**	**42**	**61**	**38**	**145**
Total operating expenses	**84**	**88**	**6**	**6**	**90**	**71**
Pre-tax operating profit/(loss)	**190**	**655**	**36**	**55**	**(52)**	**74**
Taxes	48	182	9	15	(13)	21
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**142**	**473**	**27**	**40**	**(39)**	**53**

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.
2) Income/(expense) directly attributable to each segment.
3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.
4) Income/expense, other than interest, in the treasury department has been allocated to the business areas by volume. These are items included in net other operating income in the income statement.

Reconciliation of segment profit measure to total comprehensive income

	The year	
(NOK million)	2014	2013
Export lending	142	473
Municipal lending	27	40
Securities	(39)	53
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**130**	**566**
Net unrealized gains/(losses) [1]	(6,017)	(7,354)
Unrealized losses/(gains) related to the Icelandic bank exposure included above [1]	7	(276)
Realized gains/(losses) hedged by the Portfolio Hedge Agreement	0	0
Tax effect of the items above	1,566	2,214
Total comprehensive income	**(4,314)**	**(4,850)**

1) Reversal of previously recognized loss (at exchange rates applicable at reporting date).

Fourth quarter report 2014 18

Unaudited

14. Material transactions with related parties

The company's two largest shareholders, DNB Bank ASA and Nordea Bank Norge ASA, are considered to be related parties in accordance with IAS 24 Related Party Disclosures. All transactions with related parties are made on market terms.

(NOK million)	Acquired loans [1)]	Deposits [2)]	Guaran-tees issued [3)]	Guaran-tees received [4)]	Repo facility [5)]	PHA [6)]
Balance January 1, 2014	4,732	312	73	16,622	0	(295)
Change of balance January 1, 2014 [7)]	0	0	0	1,455	0	0
Change in the period	(421)	241	16	(3,583)	0	(247)
Balance December 31, 2014	**4,311**	**553**	**89**	**14,494**	**0**	**(542)**
Balance January 1, 2013	5,685	981	87	20,824	4,476	(142)
Change in the period	(952)	(668)	(15)	(4,201)	(4,476)	(153)
Balance December 31, 2013	**4,732**	**312**	**73**	**16,622**	**0**	**(295)**

1) The company acquired loans from banks. The loans were part of the company's ordinary lending activity, as they were extended to the export industry. Since the selling banks provided a guarantee for the loans, not substantially all of the risk and rewards were transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the company.
3) Guarantees issued by the company to support the Norwegian export industry.
4) Guarantees provided to the company from the related parties.
5) Non-committed Repo facility with DNB Bank ASA. Under this framework agreement, Eksportfinans can transact in an unlimited amount of eligible securities with DNB Bank ASA as the counterparty, but neither party is committed to do so. The Agreement has no expiration date. As of January 1, 2013, EUR 600 million had been drawn with a Repurchase Date of February 26, 2015, but with the option to terminate the drawn down tranche in whole on specified termination dates (weekly). The tranche was terminated on September 11, 2013.
6) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants in the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date. A negative balance indicates that Eksportfinans owes money to the related parties.
7) Balance at January 1, 2014, has been changed in 2014, due to internal corrections.

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed liquidity facility of USD 1 billion to the company, an Eksportfinans initiated reduction from a former USD 2 billion agreement. The facility has a twelve month maturity with the possibility of extension, and was most recently renewed for another year in the second quarter of 2014. Eksportfinans has not utilized this credit facility.

15. Market risk - effects from economic hedging

Note 2 specifies the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the company's management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, since derivatives are used as economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

Fourth quarter report 2014 19

Unaudited

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Fourth quarter		The year	
(NOK million)	2014	2013	2014	2013
Securities 1)	(10)	(2)	(48)	(42)
Other financial instruments at fair value 5)	(3)	21	(4)	17
Net realized gains/(losses)	**(13)**	**19**	**(52)**	**(25)**
Loans and receivables 1) 6)	(17)	277	(30)	385
Securities 1)	32	(45)	17	(73)
Bond debt 1) 2) 3)	(90)	(2,658)	(5,992)	(7,632)
Subordinated debt and capital contribution securities 1) 2) 3)	(6)	(14)	(32)	(76)
Other financial instruments at fair value 1)	5	(1)	5	(7)
Net unrealized gains/(losses)	**(76)**	**(2,441)**	**(6,032)**	**(7,403)**
Financial derivatives related to the 108 Agreement 4)	(10)	(18)	14	49
Net realized and unrealized gains/(losses)	**(99)**	**(2,440)**	**(6,070)**	**(7,379)**

1) Including financial derivatives with purpose of economic hedging.
2) Accumulated net gain on own debt is NOK 2,310 million as of December 31, 2014, compared to NOK 8,334 million as of December 31, 2013.
3) In 2014, Eksportfinans had an unrealized loss of NOK 6,023 million (loss of NOK 7,708 million in the same period of 2013) on its own debt, net of derivatives.
4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.
5) Realized gains related to the Glitnir trial is included with 17 mill as of December 31, 2013
6) Reversed previous unrealized loss related to the Glitnir trial, is included with a gain of NOK 264 mill as of December 31, 2013.

Interest, and the interest effect of economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item 'Net gains/(losses) on financial instruments at fair value'. For the years 2014 and 2013, the company recorded NOK 2,297 million and NOK 3,144 million respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 2,954 million and NOK 4,365 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded negative NOK 37 million, and negative NOK 34 million, respectively, of interest income on economic hedging instruments and negative NOK 1,154 million and negative NOK 1,962 million, respectively, of interest expense on economic hedging instruments.

Fourth quarter report 2014 20

Unaudited

16. Maturity analysis

Maturity analysis of financial liabilities (including off-balance sheet items) based on contractual maturities at December 31, 2014

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
Non-structured bond debt	27	153	12,514	34,343	2,564
Structured bond debt	1,575	6,266	8,988	1,906	2,041
Cash collateral	3,181	0	0	0	0
Subordinated loans	0	0	977	0	0
Derivatives net settled	79	84	424	1,834	379
Derivatives gross settled (pay leg)	953	1,769	6,778	3,693	148
Financial guarantees (off-balance)	89	0	0	0	0
Loan commitments (off-balance)	0	261	0	0	0
Total	5,903	8,533	29,680	41,776	5,133
Derivatives gross settled (receive leg)	880	1,730	5,658	2,690	133
Derivative assets net settled	15	85	1,111	1,122	540
Derivative assets gross settled (pay leg)	5,986	11,098	19,397	17,327	3,309
Derivative assets gross settled (receive leg)	6,438	11,389	20,307	19,067	3,428

Maturity analysis of financial liabilities (including off-balance sheet items) based on contractual maturities at December 31, 2013

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
Non-structured bond debt	24	3,051	10,614	37,862	4,083
Structured bond debt	7,967	7,294	14,903	2,647	2,109
Cash collateral	2,927	0	0	0	0
Subordinated loans	0	0	42	910	0
Derivatives net settled	105	107	457	2,354	851
Derivatives gross settled (pay leg)	11,193	12,590	22,119	11,648	153
Financial guarantees (off-balance)	73	0	0	0	0
Loan commitments (off-balance)	0	200	5	0	0
Total	22,289	23,242	48,139	55,421	7,195
Derivatives gross settled (receive leg)	11,034	12,791	22,138	10,692	163
Derivative assets net settled	13	68	1,198	1,851	479
Derivative assets gross settled (pay leg)	9,732	3,823	9,884	15,017	4,987
Derivative assets gross settled (receive leg)	10,338	4,380	10,561	16,303	5,536

The figures in the above table and in the additional disclosures regarding derivatives below the table include principal and interest payable (receivable) at nominal value. First possible call dates and trigger dates, according to the contracts, are applied in the classification of the maturities. This implies that the structured bond debts with the corresponding derivatives matures earlier than what is expected based on market data as of the balance sheet date. See subsequent tables for maturity analysis based on expected maturities. For derivatives gross settled, pay leg represents the contractual cash flows to be paid by the company to the derivative counterparty while receive leg represents the contractual cash flows to be received from the derivative counterparty.

The company manages its liquidity risk, inter alia, by monitoring the difference between expected maturities of its assets and liabilities.

Fourth quarter report 2014 21

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities at December 31, 2014

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	5,143	13	1,068	2,672	254	9,149
Loans and receivables due from customers	305	441	3,536	16,177	19,289	39,748
Securities	493	1,704	11,441	10,845	2,602	27,084
Derivatives net settled	15	85	1,111	1,158	540	2,910
Derivatives gross settled (pay leg)	(5,184)	(8,859)	(17,463)	(20,948)	(4,623)	(57,076)
Derivatives gross settled (receive leg)	5,622	9,167	18,400	22,738	4,853	60,781
Cash collateral	0	4,508	0	0	0	4,508
Total assets	**6,394**	**7,059**	**18,093**	**32,642**	**22,915**	**87,104**
Liabilities						
Non-structured bond debt	27	153	12,514	34,343	2,564	49,601
Structured bond debt	388	786	5,530	9,156	5,111	20,972
Derivatives net settled	79	84	412	1,821	384	2,779
Derivatives gross settled (pay leg)	560	96	5,746	5,099	1,802	13,304
Derivatives gross settled (receive leg)	(560)	(92)	(4,664)	(4,020)	(1,777)	(11,113)
Cash collateral	0	3,181	0	0	0	3,181
Subordinated loans	0	0	977	0	0	977
Total liabilities	**494**	**4,207**	**20,514**	**46,399**	**8,085**	**79,699**

Fourth quarter report 2014 22

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities at December 31, 2013

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	3,497	14	62	5,027	332	8,932
Loans and receivables due from customers	742	3,563	5,756	24,420	26,397	60,878
Securities	28	1,926	14,767	6,821	4,449	27,991
Derivatives net settled	13	68	1,195	2,236	1,435	4,947
Derivatives gross settled (pay leg)	(7,397)	(2,694)	(8,812)	(16,253)	(8,230)	(43,386)
Derivatives gross settled (receive leg)	7,584	3,119	9,332	17,702	9,317	47,053
Cash collateral	0	4,450	0	0	0	4,450
Total assets	4,466	10,446	22,301	39,954	33,699	110,865
Liabilities						
Non-structured bond debt	24	3,051	10,614	37,862	4,083	55,633
Structured bond debt	658	234	7,256	7,326	22,046	37,520
Derivatives net settled	105	107	436	2,106	80	2,833
Derivatives gross settled (pay leg)	7,608	8,682	18,573	12,938	9,701	57,503
Derivatives gross settled (receive leg)	(7,386)	(8,474)	(18,086)	(11,919)	(11,048)	(56,914)
Cash collateral	0	2,927	0	0	0	2,927
Subordinated loans	0	0	42	910	0	952
Total liabilities	1,009	6,527	18,834	49,223	24,861	100,454

The figures in the above table include principal and interest payable (receivable) at nominal value. For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system which is further described in our annual financial statements. The actual maturities might differ from these estimations.

Fourth quarter report 2014 23

Unaudited

17. Financial instruments subject to net settlements

All derivative contracts are governed by master agreements developed by the International Swaps and Derivatives Association (ISDA). These agreements assure, for example, that netting is legally enforceable. Some of these agreements also contain provisions that require the posting of collateral in order to reduce counterparty exposure. These provisions include Credit Support Annexes (CSAs) that define collateral type and amounts to be transferred or received. This effectively ensures that if derivative exposures exceed pre-agreed limits, the counterparty with the positive exposure (which is now 'too high') can require the counterparty to transfer collateral to a dedicated neutral account. The transferred collateral will be netted in a situation of default. Thus the CSA agreement effectively ensures that the counterparty credit exposure is capped at the agreed upon limit.

The following table presents the financial instruments subject to net settlements:

December 31, 2014

(NOK million)	Financial instruments	Financial instruments that are set off	Financial instruments on the balance sheet	Not presented net: Financial instruments	Not presented net: Financial collateral	Net amount
Derivative assets	7,071	0	7,071	(1,474)	(4,024)	1,573
Derivative liabilities	(5,129)	0	(5,129)	439	2,120	(2,569)
Total assets / (liabilities)	**1,942**	**0**	**1,942**	**(1,034)**	**(1,905)**	**(997)**

December 31, 2013

(NOK million)	Financial instruments	Financial instruments that are set off	Financial instruments on the balance sheet	Not presented net: Financial instruments	Not presented net: Financial collateral	Net amount
Derivative assets	5,500	0	5,500	(789)	(2,770)	1,941
Derivative liabilities	(5,145)	0	(5,145)	1,560	2,217	(1,369)
Total assets / (liabilities)	**354**	**0**	**354**	**771**	**(554)**	**572**

18. Fair value of financial instruments

The methodology used for calculating fair values of financial instruments is consistent with the methodology defined in our audited annual report for the fiscal year ending 2013.

18.1 Sensitivity analysis

Loans due from credit institutions or customers:

The following table shows the unrealized loss of each category of loans by increasing the credit spread by 1 basis point as well as the percentage of total lending portfolio.

	December 31, 2014		December 31, 2013	
(NOK million and percentage)	Sensitivity (1 bp)	Percentage	Sensitivity (1 bp)	Percentage
Direct loans	(0.8)	5 %	(1.0)	15 %
Loans to municipalities	(0.9)	11 %	(1.9)	11 %
Collaboration loans	(0.4)	21 %	(0.8)	12 %
Guaranteed loans	(3.3)	63 %	(5.8)	62 %
Total loans		**100 %**		**100 %**

Fourth quarter report 2014 24

Unaudited

The spreads applied for fair value measurement of the combined total lending portfolio are in the range from -4 basis point to 150 basis points as of year-end 2014 (from -4 basis points to 204 basis points as of year-end 2013). For the combined total lending portfolio over the past two years credit spreads have changed less than 1 basis point per month in 95 percent of the time. As of year-end 2014 a spread widening of 1 basis point would give an estimated loss of NOK 6 million. As of the end of 2013 a 95 percent confidence interval was 2 basis points representing NOK 20 million.

Securities:

Eksportfinans retrieved prices and credit spread quotes from nine different market makers and pricing vendors as of year-end 2014. Among the nine different quote providers, the major price provider (Bloomberg) covered 91 percent as of year-end 2014 (80 percent as of year-end 2013).

For the remaining, one security had such short time to expected maturity that par value was used. Par value was also used on two government related securities (both rated AAA and final maturity in 2015). Eksportfinans holds two securities originally in the PHA portfolio issued by the defaulted Washington Mutual (now non-existent). These securities were priced using recovery rates retrieved from Bloomberg.

Bond debt:

The following table shows the unrealized gain of each category of bond debt by increasing the credit spread by 1 basis point:

	December 31, 2014	December 31, 2013
(NOK million)	Sensitivity (1 bp)	Sensitivity (1 bp)
Unstructured bond debt	9.0	13.0
Structured bond debt	7.0	20.0

The spreads applied for fair value measurement of bond debt are in the range from 132 basis points to 169 basis points as of year-end 2014 (from 200 basis points to 272 basis points as of year-end 2013).

Subordinated debt:

Increasing the spreads applied in fair value measurement by 10 basis points would decrease the value of subordinated debt as of year-end 2014 by approximately NOK 0.9 million (NOK 1.8 million as of year-end 2013). The spread applied for fair value measurement of the subordinated debt is 132 basis points as of year-end 2014, resulting in a price of 103.56. As of year-end 2013 the spread applied for fair value measurement of the subordinated debt was 244 basis points, resulting in a price of 103.80.

18.2 Financial assets measured at fair value through profit or loss

	December 31, 2014				December 31, 2013			
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	1,728	10,066	384	12,178	2,768	14,250	476	17,495
Loans due from customers	0	1,735	13,471	15,206	0	2,810	22,580	25,390
Securities	0	27,991	0	27,991	0	26,462	0	26,462
Financial derivatives	0	5,663	1,408	7,071	0	4,072	1,428	5,500
Other assets	0	3,181	0	3,181	0	2,927	0	2,927
Total fair value	1,728	48,636	15,263	65,627	2,768	50,522	24,483	77,774

18.3 Financial liabilities measured at fair value through profit or loss

	December 31, 2014				December 31, 2013			
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Unstructured bond debt	0	27,916	0	27,916	0	27,762	0	27,762
Structured bond debt	0	0	19,922	19,922	0	0	25,502	25,502
Financial derivatives	0	4,215	913	5,128	0	2,937	2,208	5,145
Other liabilities	0	4,514	0	4,514	0	4,455	0	4,455
Subordinated debt	0	0	965	965	0	0	902	902
Total fair value	0	36,645	21,800	58,445	0	35,154	28,612	63,766

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Unaudited

Movement of level 3 financial assets

(NOK million)	2014 Loans and receivables due from credit institutions	2014 Loans and receivables due from customers	2014 Financial derivatives	2014 Total	2013 Loans and receivables due from credit institutions	2013 Loans and receivables due from customers	2013 Financial derivatives	2013 Total
Opening balance	476	22,580	1,428	24,483	526	39,373	4,542	44,440
Total gains or losses *)	69	2,584	412	3,066	30	1,100	(1,206)	(76)
Settlements	(161)	(11,693)	(432)	(12,286)	(79)	(17,893)	(1,908)	(19,881)
Closing balance	384	13,471	1,408	15,263	476	22,580	1,428	24,483
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	69	2,584	1,253	3,906	30	1,100	(527)	603

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.

Movement of level 3 financial liabilities

(NOK million)	2014 Bond debt	2014 Financial derivatives	2014 Sub ordinated debt	2014 Capital contribution securities	2014 Total	2013 Bond debt	2013 Financial derivatives	2013 Sub ordinated debt	2013 Capital contributi on securities	2013 Total
Opening balance	25,502	2,208	902	0	28,612	42,275	5,127	990	450	48,842
Total gains or losses *)	8,212	(850)	63	0	7,424	11,879	(1,537)	(89)	0	10,253
Settlements	(13,792)	(444)	0	0	(14,236)	(28,652)	(1,381)	0	(450)	(30,483)
Closing balance	19,922	913	965	0	21,800	25,502	2,208	902	0	28,612
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	7,273	(179)	63	0	7,156	6,741	(859)	(89)	0	5,793

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.
**) For liabilities, positive figures are represented as losses and negative figures are represented as gains.

18.4 Fair value of financial assets and liabilities

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

(NOK million)	Dec 31, 2014 Fair value	Dec 31, 2014 Carrying value	Dec 31, 2013 Fair value	Dec 31, 2013 Carrying value
Assets				
Loans due from credit institutions	13,214	12,370	17,684	17,704
Loans due from customers	36,448	33,372	50,959	47,363
Securities	27,991	27,991	26,462	26,462
Financial derivatives	7,071	7,071	5,500	5,500
Other assets	4,605	4,605	3,546	3,546
Liabilities				
Non-structured bond debt	48,879	46,491	53,032	50,340
Structured bond debt	19,922	19,922	25,502	25,502
Financial derivatives	5,129	5,129	5,145	5,145
Other liabilities	4,604	4,599	4,613	4,607
Subordinated debt	965	965	902	902

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19. Contingencies

Because of the bankruptcy of Lehman Brothers, certain swap contracts were settled and replaced by new swap contracts with other counterparties. At the time of the bankruptcy, Eksportfinans had swap contracts with three different legal entities in the Lehman Brothers group. Payments related to the settlement of these swaps were calculated and paid by Eksportfinans in 2008. The valuation of the settlement amount has been contested by two of the Lehman Brothers legal entities. A final settlement was reached with one of the entities in 2011, and for the second entity in third quarter 2012. The final settlement amount to these two entities has been paid. The third Lehman Brothers entity has, to date, not contested the original valuation.

Post November 2011 Eksportfinans is no longer making new loans pursuant to the 108 Agreement. The Norwegian Ministry of Trade and Fisheries and Eksportfinans are discussing whether historical procedures and practices followed prior to November 2011 with respect to loans pursuant to the 108 Agreement that are prepaid after November 2011 should be changed or not. There can be no assurances of what the outcome of these discussions, or any other applicable procedure for settlement, will be. An assessment of what impact, if any, these discussions may have on our accounts is postponed until an effective settlement, and subsequently no provisions have been made.

20. Events after the balance sheet date

In 2013 the Icelandic Supreme Court confirmed that Eksportfinans had a first priority claim against Glitnir Banki HF. Since then, in accordance with exchange controls applied by the Icelandic central bank, an amount of ISK 2 billion has been frozen in an escrow account in Iceland. On February 10, 2015, Eksportfinans participated in an auction administered by the Icelandic central bank for exchanging said ISK to EUR. The auction exchange rate was set at 200. This will give an estimated profit of around NOK 30 million in the 2015 accounts.

Fourth quarter report 2014 27